SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34907; File No. 812-15365

Lafayette Square USA, Inc. et al.;

May 4, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 18(a) and 61(a) of the Act.

Summary of Application: Applicants request an order to permit the Company to adhere to a modified asset coverage requirement with respect to any direct or indirect wholly owned subsidiary of the Company that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958 as a small business investment company ("*SBIC*") and relies on Section 3(c)(7) for an exclusion from the definition of "investment company" under the Act.

Applicants: Lafayette Square USA, Inc. (the "Company"), LS BDC Adviser, LLC (the "Adviser"), Lafayette Square SBIC, LP (the "Lafayette Square SBIC"), and Lafayette Square SBIC GP, LLC (the "SBIC GP").

Filing Dates: The application was filed on July 11, 2022 and amended on February 3, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant

Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 29, 2023, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: David Kraut, kraut@lafayettesquare.com, Thomas Friedmann, thomas.friedmann@dechert.com, and Jonathan Gaines, jonathan.gaines@dechert.com.

FOR FURTHER INFORMATION CONTACT: Toyin Momoh, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551- 6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated February 3, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

     For the Commission, by the Division of Investment Management, under delegated authority.

          Sherry R. Haywood
          Assistant Secretary